Sanofi-aventis to acquire TargeGen Inc.,

a US biopharmaceutical company

- Development of oral potent oncology medicines for the treatment of hematological malignancies -

Paris, France – June 30, 2010 – Sanofi-aventis (EURONEXT: SAN and NYSE: SNY) announced today that it has signed an agreement for the acquisition of TargeGen Inc., (“TargeGen”) a privately held US biopharmaceutical company developing small molecule kinase inhibitors for the treatment of certain forms of leukemia, lymphoma and other hematological malignancies and blood disorders.

Under the terms of the agreement, sanofi-aventis will make an upfront payment of US $ 75 million upon closing of the transaction. Further milestones payments will occur at different stages of development of TargeGen lead product TG 101348. The total amount of all payments, including the upfront payment, could reach US $ 560 million. The closing of the transaction is expected to occur in the 3rd quarter of 2010 and is subject to customary consent conditions.

“Sanofi-aventis brings many strengths to the continued development and potential commercialization of TG101348”, said Peter G. Ulrich, President and Chief Executive Officer and Co-Founder of TargeGen. “With their global focus on oncology and long term commitment to this patient population, we are confident they will maximize the potential of TG101348 across multiple clinical indications” .

“The acquisition of TargeGen represents a further significant step to increase our engagement in the field of hematological malignancies”, declared Marc Cluzel, M.D., Ph.D, Executive Vice-President, Research & Development, sanofi-aventis. “In addition, this acquisition is another example of our strong commitment to oncology to provide patients, physicians and public health stakeholders with breakthrough medicines addressing unmet medical needs”.

TG 101348, is a potent inhibitor of Janus kinase 2 (JAK-2). It is an oral agent and is being developed for the treatment of patients with myeloproliferative diseases including myelofibrosis (MF). MF is a chronic and progressive disorder in which there is a proliferation of certain cells of the bone marrow resulting in bone marrow fibrosis and is associated with activating mutations of JAK-2. TG 101348 has completed a multicenter clinical Phase 1/2 trial in patients with myelofibrosis. Additional clinical studies are planned to start in the second half of 2010.

Besides MF, TG 101348 could be effective in a variety of other hematological malignancies, such as Polycythemia Vera (PV), a blood disorder in which the bone marrow produces too many red blood cells. Currently, there are no approved or adequately effective therapies to treat these diseases called myeloproliferative neoplasms that are estimated to affect around 400,000 patients in the United States and in Europe.

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About Myeloproliferative Neoplasms

Myeloproliferative Neoplasms is a group of disesases that include Myelofibrosis, Polycythemia Vera, and Essential thrombocythemia. Myelofibrosis (MF) is a disease in which the proliferation of an abnormal type of bone marrow stem cell results in fibrosis. Polycythemia Vera (PV) is a blood disorder in which the bone marrow produces too many red blood cells. PV may also result in the overproduction of white blood cells and platelets. Most of the health concerns associated with PV are caused by a blood-thickening effect that results from an overproduction of red blood cells. Essential thrombocythemia (ET) is a chronic blood disorder characterized by the overproduction of platelets by megakaryocytes in the bone marrow. In some cases this disorder may be progressive and evolve into acute myeloid leukemia or MF.

About TargeGen

TargeGen is a privately held US biopharmaceutical company based in San Diego, CA, USA, developing small molecule kinase inhibitors for the treatment of hematological malignancies and certain other disorders. In addition to TG 101348, the company also has additional tyrosine kinases in pre-clinical development. For more information, please visit: www.TargeGen.com.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). For more information, please visit: www.sanofi-aventis.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2009. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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